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                                      Draft


April 11, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549


Attn:  Ms. Angela Crane, Reviewing Accountant


Re:    Becton Dickinson & Company (the "Company")
       Form 10-K for the fiscal year ended September 30, 2004
       Filed December 13, 2004
       Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 Form 8-K dated January 26, 2005
       File No. 001-04802


Ladies and Gentlemen:

This letter is in response to your comments on the above filings contained in your letter of March 23, 2005. This response letter has been reviewed with the Company's independent registered public accounting firm, Ernst & Young LLP, in advance of mailing to you. In connection with this response, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2004

Item 9A Controls and Procedures - Page 12

Response to Comment 1:

We will provide clarification with respect to the conclusions reached by our Chief Executive Officer and Chief Financial Officer with respect to the effectiveness of our


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disclosure controls and procedures, by revising our disclosure in future filings. For example, the disclosure from the subject Form 10-K would appear as follows:

"An evaluation was carried out by BD's management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BD's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of [end of period]. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were, as of the end of the period covered by this report, adequate and effective to ensure that material information relating to BD and its consolidated subsidiaries would be made known to them by others within these entities."

Exhibit 13
Financial Review - Page 24
Results of Continuing Operations - Page 25

Response to Comment 2:

We disclosed on page 24 of the Financial Review that revenue growth in 2004 of 11% included 5% relating to the estimated favorable impact of foreign currency translation and the remainder resulted primarily from volume increases in all segments. We did not specifically disclose the impact relating to changes in sales prices, as it represented only about 1% of the total growth of 11%. We will expand our disclosure in future Form 10-K filings to quantify the impact of changes in sales prices on revenue fluctuations.

Response to Comment 3:

We will expand our disclosures in future filings to separately quantify each significant factor resulting in fluctuations in segment operating income. We will apply this approach where practicable throughout the MD&A.


Financial Statements - Page 37
Note 2. Accounting Changes - Page 44
Inventories - Page 45

Response to Comment 4:

We are hereby informing the Staff supplementally that the retroactive restatement for the change to the FIFO costing method had no impact to the Consolidated Statements of Income during the three years presented (2003, 2002 and 2001), because in the three years presented, there was no significant change in LIFO reserves as a result of the lack of inflation, such that the cost of products sold under the LIFO method approximated the cost of products sold under the FIFO method.


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Note 16. Segment Data - Page 59

Response to Comment 5:

We are hereby informing the Staff supplementally, that there was no individual foreign country whose revenues for the Company's 2004 fiscal year exceeded 7% of the Company's consolidated revenues or whose long-lived assets as of September 30, 2004 exceeded 7% of the Company's consolidated long-lived assets as of such date. In future Form 10-K filings, we will include disclosures on revenues or long-lived assets relating to individual foreign countries that exceed a 10% threshold, to the extent circumstances warrant.


Form 10-Q for the Quarterly Period Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations - Page 16
Use of Non-GAAP Financial Measures - Page 22


Response to Comments 6 and 7:

We will revise our disclosures in future filings to disclose and quantify the impact the transactions cited in these comments had on the Company's U.S. GAAP results, including the impact of foreign currency translation included in revenues and revenue growth, and will otherwise comply with Item 10(e) of Regulation S-K.

On page 22 of the MD&A discussion, we describe the presentation of certain non-GAAP measures in discussing BD's financial performance, including: (i) revenues at constant foreign exchange rates, (ii) earnings per share and other financial measures after excluding the impact of significant charges, unusual or non-recurring items, (iii) share-based compensation expense for the period and
(iv) the effects of changes in tax laws and regulations and events that cause the tax rate for the period being presented to vary from the company's expected effective tax rate for the full fiscal year. This qualitative discussion is intended to capture all of the different situations when we may use non-GAAP financial measures in a discussion of our financial performance, and provide explanations as to why our management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

The Staff in its comments indicates concerns regarding this presentation of non-GAAP information and adjustments for items characterized as unusual or nonrecurring. Item


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10(e) specifically prohibits adjustments of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

We do not believe that we have presented non-GAAP financial measures in the MD&A that are contrary to this prohibition. Although we include on page 22 a statement that we at times will present earnings per share excluding the impact of significant charges and unusual or non-recurring items, the Form 10-Q does not include any non-GAAP financial measure that is adjusted for an item identified by the Company as either unusual or nonrecurring. Our disclosure on page 22 was not intended to imply that any of the items excluded from the non-GAAP financial measures actually presented were "unusual or non-recurring", and to avoid future confusion, we will eliminate this reference to unusual or non-recurring items in our discussion on the presentation of non-GAAP financial measures in future filings, unless it is pertinent to our use of a non-GAAP financial measure in a filing.


Form 8-K dated January 26, 2005

Response to Comment 8:

In future filings, we will revise our presentation to omit the pro forma terminology when referring to non-GAAP information.

Response to Comment 9:

In our Form 8-K dated January 26, 2005, we provide certain non-GAAP measures that are related to share-based compensation expense and certain tax matters discussed in our earnings release. For example, with respect to share-based compensation expense, we note that we are an early adopter of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"). We began recording share-based compensation expense under Statement 123(R) beginning in the first quarter of our 2005 fiscal year, which is the subject of this Form 8-K. As disclosed, we selected the modified prospective method, as prescribed by Statement 123(R), and therefore, prior periods were not restated. Given that companies are not yet required to comply with Statement 123(R) until their first reporting period after June 15, 2005 and the level of confusion already expressed about the application of Statement 123(R) in the marketplace, we believe that it is useful to provide investors with non-GAAP measures related to share-based compensation expense, particularly to facilitate their ability to compare our results with prior periods in which this expense was not recognized. We note that the Staff indicated in the Staff Accounting Bulletin No. 107 that a measure excluding share-based compensation expense that is used by management to evaluate performance may be relevant disclosure for investors. We do not intend to use non-GAAP financial measures adjusted for share-based compensation expense after the


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completion of our 2005 fiscal year, since by that point investors will no longer need the information to assist them with comparing our operating performance from period to period.

The Staff indicated in their comments that we should provide a specific and detailed explanation of why each non-GAAP measure is useful to investors and how each of these measures is used by management. We respectfully submit that as the explanations for each non-GAAP financial measure, adjusted for either share-based compensation expense or these tax items, is exactly the same, a separate discussion related to each measure would be unnecessarily repetitive. However, to the extent these types of non-GAAP financial measures are disclosed in future filings, we will revise the applicable disclosures under the heading Use of Non-GAAP Financial Measures as follows:

     o We present certain financial measures after excluding the impact of share-based compensation expense for the period, to the extent the period is being compared to a prior period where such expense was not recognized. These financial measures include adjustments for the impact of share-based compensation expense on earnings per share, cost of good sold, gross profit, selling and administrative expense, research and development expense, operating income and income from continuing operations (both alone and as a percentage of revenues), and income taxes. We believe that providing such adjusted results, excluding these expenses, allows investors to better understand BD's comparative operating performance for the period presented.

     o We present earnings per share, income taxes, effective tax rate, and income from continuing operations (both alone and as a percentage of revenues) after excluding the effects of changes in tax laws and regulations (including without limitation, rate changes) and other events that cause the tax rate for the period being presented to vary from the Company's expected effective tax rate for the full fiscal year. These items result in fluctuations in our earnings per share and other financial measures from period to period that are unrelated to BD's underlying operating performance. Accordingly, we believe that providing the impact of such effects allows investors to better understand BD's comparative operating performance for the period presented.

In addition, in future filings we intend to expand the current discussion of the use of non-GAAP financial measures to include the following:

         BD's management uses each of these non-GAAP financial measures in its own evaluation of BD's performance, particularly when comparing performance to past periods. Management also uses the non-GAAP results for budget planning purposes on a quarterly and annual basis.

         Non-GAAP results should not be considered in isolation and are not in accordance with, or a substitute for, GAAP results. Our non-GAAP results may differ from similar measures used by other companies, even if


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         similar terms are used to identify such measures. Although BD's management believes non-GAAP results are useful in evaluating the performance of its business, its reliance on these measures is limited since items excluded from such measures may have a material impact on the Company's net income, net income per share, or cash flows calculated in accordance with GAAP. Therefore, management typically uses non-GAAP results in conjunction with GAAP results to address these limitations. Investors should also consider these limitations when evaluating BD's results.

         BD provides non-GAAP measures to investors on a supplemental basis, as they provide additional insight into BD's financial results. Management believes the non-GAAP results provide a reasonable measure of BD's underlying performance before the effects of items that are considered by management to be outside of BD's underlying operational results or that affect period to period comparability.




If you would like to discuss these responses, please call either Mr. William Tozzi at (201) 847-7076 or myself at (201) 847-7322.

Very truly yours,



John R. Considine
Executive Vice President and
Chief Financial Officer


cc: Brian Cascio, Accounting Branch Chief, Division of Corporation Finance Lynn Dicker, Staff Accountant, Division of Corporation Finance
         Kathryn J. Garbarini, Director of Financial Reporting and Policy Edward J. Ludwig, Chairman, President and Chief Executive Officer Brenda McAuliffe (Partner of Ernst & Young, LLP)
         Bud McDonald (Partner of Ernst & Young, LLP)
         Jeffrey Small (Partner of Davis, Polk & Wardwell)
         Jeffery S. Sherman, Vice President and General Counsel
         William A. Tozzi, Vice President and Controller
         Members of the Audit Committee


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